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                                                                       EXHIBIT 5

Alvin H. Clemens
907 Exeter Court
Villanova, PA  19085

September 9, 1999

Mr. Michael Ashker
President
Provident American Corporation
2500 DeKalb Pike
Norristown, PA  19404

Dear Michael:

     This letter is intended to constitute a legally binding letter of intent expressing the good faith understanding between Alvin H. Clemens and Provident American Corporation. The obligations herein are conditioned upon the completion of the sale by Provident American Corporation (the "Company") of an aggregate of up to $43,000,000 principal amount of 2% Convertible Debentures due September, 2002 (the "Debenture") at a closing to be held on or before September 15, 1999 (the "Transaction").

     The parties expect to embody their understanding in a definitive agreement to be executed by the parties. Until such a definitive agreement is negotiated and executed, the following provisions shall apply and shall be binding between the parties.

     The Company agrees to pay Mr. Alvin H. Clemens a purchase price of $650,000 in consideration of Mr. Clemens selling the interests below and taking the actions set forth as follows at the closing of the Transaction:

     1. The assignment of the Company of all right, title and interest in and to an Agreement to Grant Options to Purchase up to 3,300,000 shares of Series A Preferred Stock which has been referred to as the "Reload Options".

     2. The agreement to convert 550,000 shares of Series A Preferred Stock into Common Stock, $.10 par value, of the Company, and into no other class of security of the company.

     3. The assignment to the Company of all right, title, and interest in and to that number of any option owned by Mr. Clemens which is equal to the number of shares of Common Stock issuable upon the exercise of the Warrant issued in the Transaction (but in no event to exceed options to purchase 300,000 shares of Common Stock).

     4. The amendment of the Option to Purchase 500,000 Preferred Shares of the Company (which by reason of a stock dividend is now 550,000 shares), to eliminate the right to convert the option shares into any class of securities of the Company other than into shares of the Company's Common Stock, $.10 par value (which will eliminate the right to convert into the four (4) vote Class A common shares).

                                                               Very truly yours,





                                                               Alvin H. Clemens

Agreed and accepted this ____ day of September, 1999.



By: __________________________________________
          Provident American Corporation